

June 9, 2020

Vincent J. Milano
Chief Executive Officer
Idera Pharmaceuticals, Inc.
505 Eagleview Blvd., Suite 212
Exton, PA 19341

>   **Re: Idera Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 2, 2020**
>   **File No. 333-238868**

Dear Mr. Milano:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Joanne R. Soslow, Esq.